FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………………,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………….

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date…..	January 27, 2016	By…../s/………Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Change of Representative Directors

January 27, 2016

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Concerning Change of Representative Directors

At the meeting of its Board of Directors held on January 27, 2016, Canon Inc. (the “Company”) decided on a change of the Company’s Representative Directors as follows.

The change is subject to the resolution at the Ordinary General Meeting of Shareholders for the 115th Business Term and the following Board of Directors’ meeting, both to be held on March 30, 2016.

1.	Reason for Change

To further strengthen management structure

2.	Change of Representative Directors

	New Title	Current Title

Fujio Mitarai	Representative Director, Chairman & CEO	Representative Director, Chairman (President) & CEO

Masaya Maeda	Representative Director, President & COO	Senior Managing Director Chief Executive, Image Communication Products Operations

Shigeyuki Matsumoto	Representative Director, Senior Managing Director & CTO	Senior Managing Director Group Executive, R&D Headquarters

3.	Brief Personal Record etc. of Newly-Appointed Representative Directors

	Brief personal record, position, business in charge and important concurrent posts	Number of the Company’s shares held
Masaya Maeda Date of birth Oct. 17, 1952

As of

Apr. 1975: Entered the Company

Jan. 2006: Group Executive of Digital Imaging Business Group

Mar. 2007: Director

Apr. 2007: Chief Executive of Image Communication Products Operations (present)

Mar. 2010: Managing Director

Mar. 2014: Senior Managing Director (present)

13,400 shares
Shigeyuki Matsumoto Date of birth Nov. 15, 1950

As of

Apr. 1977: Entered the Company

Jan. 2002: Group Executive of Device Technology Development Headquarters

Mar. 2004: Director

Mar. 2007: Managing Director

Mar. 2011: Senior Managing Director (present)

Mar. 2015: Group Executive of R&D Headquarters (present)

28,552 shares

4.	Scheduled Date of Appointment

March 30, 2016